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                     ILLINOIS SUPERCONDUCTOR CORPORATION
                              451 KINGSTON COURT
                         MT. PROSPECT, ILLINOIS 60056





                                May 9, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Mary Fraser

        Re:     Illinois Superconductor Corporation
                Registration Statement on Form S-3
                Registration No. 333-23863
                -----------------------------------

Dear Ms. Fraser:

        Illinois Superconductor Corporation hereby withdraws from registration its Registration Statement on Form S-3 (Registration No. 333-23863), as amended, previously filed with the Securities and Exchange Commission. This Registration Statement is being withdrawn due to market conditions. Please withdraw this Registration Statement immediately pursuant to Rule 477 and 478(c). No offers or sales of the Company's Common Stock occured pursuant to this Registration Statement.

                                Very truly yours,

                                ILLINOIS SUPERCONDUCTOR CORPORATION



                                By:   /s/ STEPHEN G. WASKO
                                      ------------------------------------------
                                      Stephen G. Wasko
                                      Vice President and Chief Financial Officer




cc:     The Nasdaq Stock Market
        Adam R. Klein
        David Emerson